UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A, Amendment 1

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Golub Capital Investment Corporation
Name of Issuer

Common Stock, par value $0.001 per share
Title of Class of Securities

N/A
CUSIP No.

John D. Morrow, State Teachers Retirement System of Ohio 275 East Broad Street, Columbus, Ohio 43215 614-227-4006
Name Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2017
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N/A
(1)	Names of Reporting Persons. State Teachers Retirement System of Ohio
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) X
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)		Citizenship or Place of Organization: State of Ohio United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 14,785,109.22
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 14,785,109.22
	(10)	Shared Dispositive Power: 0
(11)		Aggregate amount beneficially owned by each reporting person: 14,785,109.22
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)		Percent of Class Represented by Amount in Row (11): 27.7%*
(14)		Type of Reporting Person (See Instructions): EP

*Based on 53,437,969.03 shares of Common Stock outstanding as of November 21, 2017.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the shares of common stock, $0.001 par value per share, of Golub Capital Investment Corporation (the Company). The principal address of the Company is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

Item 2. Identity and Background.

(a)

This statement is being filed by State Teachers Retirement System of Ohio (STRS Ohio)(the Reporting Person).

(b)

Address of Principal Office: 275 East Broad Street, Columbus Ohio 43215

(c)

Principal Business: Public Pension Fund created under Section 3307 of the Ohio Revised Code.

(d)

STRS Ohio has not, during the past 5 years, been convicted in a criminal proceeding.

(e)

STRS Ohio has not, during the past 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

State of Organization: Ohio

Item 3. Source and Amount of Funds or Other Consideration.

Source and Amount of Funds or Other Consideration. STRS Ohio has purchased 14,785,109.22 shares of common stock in the Company subject to Subscription Agreements signed with Company on December 17, 2014 and August 1, 2015. Shares of common stock are purchased each time the Company delivers a capital contribution notice to STRS Ohio. Shares are purchased at a price per share equal to the most recent NAV per share as determined by the Company Board of Directors. STRS Ohio also participates in the Company dividend reinvestment plan whereby dividends are utilized to purchase additional shares of common stock in the Company. The amount of funds used to acquire the stock of the Company was $194,400,000. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction.

STRS Ohio acquired the shares of common stock in the Company for investment purposes in the course of ordinary business. STRS Ohio has a commitment to purchase up to $200.0 million of shares of common stock in the Company. Shares are purchased each time the Company delivers a capital contribution notice to purchase shares at a price per share equal to the most recent net asset value (NAV) per share as determined by the Company Board of Directors.

Item 5.  Interest in Securities of the Issuer.All percentages are based on 53,437,969.03 outstanding shares of the Company, as of November 21, 2017.

(a)

STRS Ohio beneficially owns 14,785,109.22 shares of common stock, which represents 27.7% of the outstanding shares of the Company as of November 21, 2017.

(b)

STRS Ohio has the sole power to vote, or to direct to vote, and the sole power to dispose or to direct to dispose, 14,785,109.22 shares of the Company.

(c)

As a result of participating in the Company dividend reinvestment plan, STRS Ohio purchased 98,038.50 shares at $15.00 per share on September 25, 2017. As a result of a capital call by the Company, STRS Ohio purchased 400,000 shares at $15 per share on November 21, 2017.

(d)

No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of such securities outlined in this Schedule 13D.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

STRS Ohio purchases shares of common stock in the Company pursuant to Subscription Agreements that were executed on December 17, 2014 and August 1, 2015.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2016	by:	/s/ JOHN D. MORROW
John D. Morrow
Deputy Executive Director, Investments